UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Executive Management Changes

7 October 2013 – 08:00 a.m. CET

DELHAIZE GROUP MANAGEMENT CHANGES

Stéfan Descheemaeker to resign as CEO of Delhaize Europe

BRUSSELS, BELGIUM, October 7, 2013 - Delhaize Group (Euronext, Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that Stéfan Descheemaeker has decided to resign from his role as CEO of Delhaize Europe effective October 31, 2013.

Referring to Mr. Descheemaeker’s departure, Delhaize Group CEO Pierre-Olivier Beckers said: “I want to thank Stéfan for his significant contributions to the success of Delhaize Europe and Delhaize Group. In both his former capacity as CFO and then as CEO of Delhaize Europe, Stéfan has been an energetic leader who raised the organization’s focus on cash-flow generation and brought the company to a higher level of performance while steadfastly promoting the company values. I want to wish him well in his future endeavors.”

As a result of Mr. Descheemaeker’s resignation and departure, Delhaize Group is announcing the following organizational changes, all effective November 1, 2013:

•	Kostas Macheras, Delhaize Group EVP, current member of the Group Executive Committee and CEO of Delhaize Group Southeast Europe (SEE) and Asia, will report directly to the Group CEO.

•	Dirk Van den Berghe, CEO of Delhaize Belgium will report directly to the Group CEO.

Frans Muller, the incoming Group CEO said: “I look forward to working directly with both Kostas and Dirk to continue building on the positive momentum of our European businesses to generate further progress. Equally I look forward to partnering with our Group CFO, Pierre Bouchut, so that we can continue improving the focus and performance of the overall Group. This will be amongst my key priorities in addition to working directly with the Delhaize America team while I evaluate and search for the best candidate to fill the Delhaize America CEO role.”

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in ten countries on three continents. At the end of the second quarter of 2013, Delhaize Group’s sales network consisted of 3,455 stores. In 2012, Delhaize Group posted €21.0 billion ($27.0 billion) in revenues and €104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings from the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	October 8, 2013	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President